Exhibit 99.1

media release

SMART Technologies Announces Update Regarding Plan of Arrangement

CALGARY, Alberta --- September 9, 2016 --- SMART Technologies Inc. (NASDAQ: SMT) (TSX: SMA) (“SMART” or the “Company”), a leading provider of education and business collaboration solutions, provides the following update on its previously announced arrangement involving Foxconn Technology Group ("Foxconn") and the shareholders of the Company pursuant to a plan of arrangement under the Business Corporations Act (Alberta) (the "Arrangement").

All conditions to closing of the Arrangement pursuant to the arrangement agreement dated as of May 26, 2016 between SMART and Foxconn (the "Arrangement Agreement") capable of being satisfied prior to closing have been satisfied. The parties are in the process of negotiating a short extension to the closing date contemplated under the Arrangement Agreement to facilitate funding of the cash consideration payable by Foxconn under the Arrangement. SMART anticipates closing of the Arrangement will occur by no later than September 14, 2016.

About SMART

SMART Technologies Inc. (NASDAQ: SMT, TSX: SMA) is a world leader in simple and intuitive solutions that enable more natural collaboration. We are an innovator in interactive touch technologies and software that inspire collaboration in both education and business around the globe. To learn more, visit smarttech.com.

SMT – F

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Reader’s advisory

Certain information contained in this press release may constitute forward-looking information. By their very nature, forward-looking information and statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking information and statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to vary materially from the forward-looking information or statements. We do not assume responsibility for the accuracy and completeness of the forward-looking information or statements. Any forward-looking information and statements contained in this press release are expressly qualified by this cautionary statement.

Investor contact:	Media contact:
Steve Winkelmann	Jeff Lowe
Interim Vice President, Finance and CFO	Vice President, Corporate Marketing
SMART Technologies Inc.	SMART Technologies Inc.
+ 1.403.407.5520	+ 1.403.407.5330
SteveWinkelmann@smarttech.com	JeffLowe@smarttech.com

©2016 SMART Technologies Inc. All third-party product and company names are for identification purposes only and may be trademarks of their respective owners. To view a list of SMART trademarks please visit our Trademarks and Guidelines page.

Please note that SMART is written in all capital letters.